[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

                                 April 22, 2005


VIA EDGAR AND FACSIMILE

Angela Jackson
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     LAZARD LTD AND LAZARD GROUP FINANCE LLC
        REGISTRATION STATEMENT ON FORM S-1, FILED MARCH 21, 2005,
           AS AMENDED APRIL 18, 2005
        FILE NO. 333-123463

Dear Ms. Jackson,

               Per your request, on behalf of Lazard Ltd and Lazard Group Finance LLC (together, the "Company" or "Lazard"), we are delivering the following information on a supplemental basis to the Staff of the Division of Corporation Finance (the "Staff") with respect to the above referenced registration statement. For your convenience, the text of the Staff's questions is set forth in bold text followed by the responses of the Company.

        1. HOW HAS THE COMPANY CONSIDERED THE PROVISIONS OF PARAGRAPH 11 OF FAS NO. 150 IN RELATION TO THE CONTRACT ADJUSTMENT PAYMENT FOR THE FORWARD PURCHASE CONTRACT THAT IS INDEXED TO THE COMPANY'S STOCK?

           RESPONSE:  Paragraph 11 of FAS 150 states the following:

Angela Jackson
Securities and Exchange Commission
April 22, 2005

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               Obligations  to Repurchase  the Issuer's  Equity Shares by
               Transferring  Assets  FAS150, Par. 11

               11. A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and
               (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer's equity shares that are to be physically settled or net cash settled.

           In the Company's case, the forward purchase contract can only be physically settled by issuance of Lazard Ltd's stock, as we have previously reported. Under no circumstances is the Company obligated to repurchase its shares under the forward purchase contract. The contract adjustment payments represent the premium paid by the Company on the variable share forward (which from the Company's point of view is a net purchased option). The fact that the contract adjustment payments are made over time rather than in an up-front lump sum is merely a method of financing the premium over time. The Company has recorded the obligation to make those contract payments (based on the present value of the obligation) as reflected in its unaudited pro forma information included in the Registration Statement.

        2. HAS THE COMPANY CONSIDERED THE CONTRACT ADJUSTMENT PAYMENTS IN THE DETERMINATION OF THE PROBABILITY RANGE FOR THE "DEAD ZONE" IN ITS FAS 150 ANALYSIS?

           RESPONSE: The Company will account for the forward purchase contract in accordance with EITF 00-19. If the Company were to pay cash up front in an amount equal to the fair value of the net purchased option under the forward purchase contract, it would record the fair value of the purchase contract in equity, with the offsetting entry to cash. Instead, the "premium" for the net purchased option under the variable share forward (in the form of the contract adjustment payments) is being paid over the term of the purchase contract, which can be viewed as a financing of the "premium" over time (as indicated in the response to Question 1 above). Therefore, instead of crediting cash, the company will establish a liability for the obligation to make the contract adjustment payments. The liability represents the present value of the contract adjustment payments on "Day 1." The Company has not included these payments in the determination of the "dead zone" under FAS 150 because these payments simply represent the premium to be paid under the purchase contract, which we believe is the appropriate and generally accepted approach, and do not impact the likelihood that the Company's stock price will end up in the "dead zone" upon the settlement of the purchase contract.

Angela Jackson
Securities and Exchange Commission
April 22, 2005

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        3. DID THE "DEAD ZONE" ANALYSIS MEASURE THE PROBABILITY OF AN EXPECTED
           FUTURE STOCK PRICE AS OF A SINGLE DATE OR USE EXPECTATIONS FOR EACH OF THE 20 DAYS WHICH ARE TO BE AVERAGED IN FIXING THE SETTLEMENT RATE?

           RESPONSE: In calculating the probability that the Company's stock price will be within the "dead zone" upon fixing of the settlement rate, we made the simplifying assumption that the settlement rate is calculated on a single date rather than over the 20-day averaging period that will be used in practice. While in theory it would be possible to model the cumulative probabilities over the 20 individual days that will be used in the averaging period, the difference between a single date measurement and a 20-day average measurement is de minimis in the context of a three-year time horizon.

        4. DID THE "DEAD ZONE" ANALYSIS CONSIDER WHETHER THE CONCLUSIONS WOULD CHANGE SHOULD THE COMMON STOCK DIVIDEND RATE BE INCREASED OVER TIME RELATIVE TO THE LEVEL ASSUMED IN THE ANALYSIS?

           RESPONSE: The "dead zone" analysis is a probabilistic estimate as to whether the Company's stock price will be within the "dead zone" range based upon an assumed future dividend expectation at the time the purchase contract is entered into, which may of course be different than actual future dividends. However, because the purchase contract includes an anti-dilution provision that automatically adjusts the effective conversion price band upon an increase in the common stock dividend rate above the initial rate, the probability of the stock falling in the "dead zone" would not change in the event of increases in the dividend.

        5. PLEASE EXPLAIN THE DIFFERENCE BETWEEN THE TWO "DEAD ZONE" SENSITIVITY TABLES.

           RESPONSE: While the risk-free forward debt rate can be used to derive an expected probability distribution for future stock prices, it is also common to use an expected mean equity growth rate as the basis of the analysis. We have used an equity growth rate assumption that we believe is consistent with the long-term earnings growth rate as projected by research analysts and the expected long-term total return on U.S. equities. In an effort to assess the sensitivity of this analysis to discount rates, we have also calculated the probability distribution using the long-term straight debt rate to confirm and illustrate that the growth rate assumption does not materially affect the dead zone probability.

Angela Jackson
Securities and Exchange Commission
April 22, 2005

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        6. HOW DID YOU FORM YOUR ASSUMPTIONS AS TO THE RANGE OF VOLATILITIES
           USED IN YOUR "DEAD ZONE" SENSITIVITY ANALYSIS?

           RESPONSE: We selected the range of volatilities illustrated in the "dead zone" sensitivity analysis based upon the implied volatility (using listed call options) and historical realized volatilities of other diversified financial service companies we believe to be generally comparable to the Company.

Angela Jackson
Securities and Exchange Commission
April 22, 2005

Page 5

     Should you require further clarification of the matters discussed in this letter or relating to the information submitted herewith, please contact me or Gavin D. Solotar, Esq. at (212) 403-1000 (facsimile: (212) 403-2000).

                                   Sincerely,


                                   /s/ Kevin M. Costantino, Esq.




cc:     Scott D. Hoffman, Esq.
            Managing Director and General Counsel, Lazard LLC

        Kris F. Heinzelman, Esq.
            Cravath, Swaine & Moore LLP

        Mark Webb, Esq.
             Branch Chief, Securities and Exchange Commission